UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')

2026 Awards under the Deferred Investment Award Programme

Notional Award

On 12 February 2026, the Company granted awards over notional Ordinary Shares to Persons Discharging Managerial Responsibilities ('PDMRs') under the GlaxoSmithKline Deferred Investment Award programme.

Under the programme, awards are made over notional Ordinary Shares with vesting over a specified period to provide long-term alignment with shareholders. Vesting is subject to the PDMR not having served the Company notice or having been terminated by the Company for cause. No dividends will accrue on the award during the vesting period. On vesting, the award will be paid in cash. Executive Directors are not eligible to receive awards under the programme.

The awards have been granted to reward outstanding performance during 2025 for two newly appointed Executive Committee members as part of the Company's performance system for the general employee population. The awards will vest on 12 February 2029.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Lynn Baxter
b)	Position/status	President, Europe
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A restricted award of notional Ordinary Shares under the Company's Deferred Investment Award programme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.41	3,020

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mondher Mahjoubi
b)	Position/status	Chief Patient Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A restricted award of notional Ordinary Shares under the Company's Deferred Investment Award programme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.41	3,020

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 16, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc